UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 30)*

                               XO HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 19, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 30 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment Nos. 1 through 29 (as amended by Amendment Nos. 1 through 29, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original
13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

     Item 4 of the Original 13D is hereby amended by adding the following:

     On January 19, 2011, ACF Industries Holding Corp. ("ACF Holding"), an entity wholly owned by Carl Icahn, the Chairman and holder of a majority of the outstanding Shares, sent a letter to the Chief Executive Officer of the Issuer (the "ACF Holding Letter"), pursuant to which ACF Holding made a non-binding proposal to acquire all of the outstanding Shares which it does not own, for consideration in the form of cash of $0.70 net per share. ACF Holding indicated that this transaction would not be subject to its ability to obtain financing or to the results of any due diligence review of the Issuer. ACF Holding requested that the Issuer initiate the appropriate process so that the Issuer can commence reviewing and considering this proposal. In addition, ACF Holding requested the opportunity to have representatives of ACF Holding meet with those persons who would be considering the proposal for the Issuer together with the advisors to such persons to engage in a dialogue about why ACF Holding believes that the proposed $0.70 price net per share in cash represents appropriate consideration to be paid to the minority stockholders. In connection with the foregoing, ACF Holding noted that in no event is ACF Holding or its affiliates prepared to be a seller of its Shares in any transaction and that therefore it will not sell or transfer its Shares to a third party or vote in favor of a transaction which involves the sale or transfer of its shares to a third party.

     A copy of the ACF Holding Letter is filed as Exhibit 1 hereto and is incorporated herein by reference. The description herein of the ACF Holding Letter is qualified in its entirety by reference to the ACF Holding Letter filed herewith.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by the addition of the following:

     1. The ACF Holding Letter

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  20,  2011


ACF  INDUSTRIES  HOLDING  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President


HIGHCREST  INVESTORS  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President


BUFFALO  INVESTORS  CORP.

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  President


STARFIRE  HOLDING  CORPORATION

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


ARNOS  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Authorized  Signatory

ARNOS  SUB  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  President


BARBERRY  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


HOPPER  INVESTMENTS  LLC
BY:  Barberry  Corp.,  its  sole  member

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


HIGH  RIVER  LIMITED  PARTNERSHIP
BY:  Hopper  Investments  LLC,  its  general  partner
BY:  Barberry  Corp.,  its  sole  member

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer

UNICORN  ASSOCIATES  CORPORATION

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN